Exhibit D.7

February 20, 2015

Re: Millennium Investment & Acquisition Company Inc.

To Brokers, Dealers, Commercial Banks,
Trust Companies and Other Nominees:

Millennium Investment & Acquisition Company Inc. (“MIAC”) is issuing to holders of record of its shares of common stock , par value of $0.0001 per share (“Common Stock ”), on January 26, 2015 (the “Record Date”), at no cost to such holders, non-transferable subscription rights (“Rights”) to subscribe for and purchase, for a limited period of time, shares of Common Stock at a subscription price equal to 90% of the average of the last reported sales prices of a share of our Common Stock on the OTCQB marketplace on the date prior to the date on which the offer expires, as such date may be extended from time to time, and each of the four preceding trading days (the “Formula Price”), upon the terms and conditions described in the prospectus, dated February 20, 2015 , (the “Prospectus”), the rights certificate (the “Rights Certificate”) and the related instructions. Reference is made to these documents for a complete description of the offering.

We are asking you to contact your clients for whom you hold Rights Certificates registered in your name or in the name of your nominee or who hold Rights Certificates registered in their own names.

MIAC will not pay any fees or commissions to any broker , dealer or other person for soliciting exercises of the Rights pursuant to the offering. You will be reimbursed for customary mailing and handling expenses that you incur in forwarding any of the enclosed materials to your clients. Enclosed are copies of the following documents:

1.	The Prospectus;

2.	Letter to Stockholders ;

3.	Rights Certificate;

4.	A Notice of Guaranteed Delivery; and

5.	A return envelope addressed to Broadridge Corporate Issuer Solutions , Inc. (the “Subscription Agent”).

Your prompt action is requested. The Rights offering will expire at 5:00 p.m., New York City time, on March 9, 2015 , unless extended by MIAC (the “Expiration Date”). A properly completed and duly executed Rights Certificate and payment of the full subscription price for each share of Common Stock subscribed for must be received by the Subscription Agent at the address set forth in the Rights Certificate instructions on or prior to the Expiration Date. Alternatively, payment in full together with a properly completed and duly executed Notice of Guaranteed Delivery must be received on or prior to such date. If you use the guaranteed delivery procedures, you must still deliver a completed Rights Certificate to the Subscription Agent within three (3) business days following the Expiration Date.

PROSPECTIVE INVESTORS ARE URGED TO READ THE ENCLOSED PROSPECTUS AND THE RELATED DOCUMENTS CAREFULLY BEFORE MAKING AN INVESTMENT DECISION. The Rights Certificate instructions should also be read and followed carefully.

The exercise of the Rights may be effected through the facilities of The Depository Trust Company (“DTC”).
Additional copies of the enclosed materials may be obtained from the Subscription Agent, Broadridge Corporate Issuer Solutions , Inc., by calling 855-793-5068 .

NOTHING CONTAINED IN THIS LETTER OR IN THE ENCLOSED DOCUMENTS SHALL CONSTITUTE YOU OR ANY PERSON AS AN AGENT OF MIAC OR THE SUBSCRIPTION AGENT OR AUTHORIZE YOU OR ANY OTHER PERSON TO MAKE ANY STATEMENTS ON BEHALF OF ANY OF THEM WITH RESPECT TO THE RIGHTS OFFERING, EXCEPT FOR STATEMENTS EXPRESSLY MADE IN THE PROSPECTUS OR THE OTHER ENCLOSED DOCUMENTS.